STRATEGIC ALLIANCE AGREEMENT AMENDMENT No. 5

The Strategic Alliance Agreement by and among SAP AG, SAP Markets, Inc. (collectively "SAP") and Commerce One, Inc. (now named Commerce One Operations, Inc.) ("Commerce One" and, collectively with SAP, the "Parties") dated September 18, 2000, including all amendments (collectively, the "SAA"), is further amended by the addition of this Amendment No. 5 ("Amendment"), which is effective December 20, 2002 ("Effective Date"). As of the Effective Date, this Amendment shall become part of and subject to the terms and conditions of the Agreement, which, except as expressly modified by this Amendment, remains unchanged and in full force and effect. In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall govern. All terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

In consideration for the terms in this Amendment, the sufficiency of which both Parties acknowledge, the Parties agree as follows.

I.   **MarketSet Maintenance and Support**

Commerce One shall continue to provide support and maintenance to SAP for MarketSet pursuant to the following terms:

a) Commerce One will continue to provide support for MarketSet 2.1-3.0 under the currently existing maintenance and support arrangements through December 31, 2003. Commerce One will discuss with SAP the terms and conditions for extended support for such versions beyond the respective dates provided herein when a Commerce One company-wide program has been developed.

b) The parties agree to initiate further discussions and evaluations regarding the parties´ performance related to the provision of support and maintenance for Marketset no later than April 30, 2003 aiming at a joint action plan to be derived by June 30, 2003 with a view to ensure the meeting of both parties´ support obligations to end customers through and beyond the date of termination of the SAA under mutually acceptable conditions.

II.   **MarketConnect**

The parties agree that paragraphs 1 and 2 of section IV ("MarketConnect and Messaging System Requirements for XDKPro and Versioning Library") of the Strategic Alliance Agreement Amendment No. 4 executed by the parties and effective as of January 1, 2002 are hereby deleted in their entirety and replaced with the following (paragraphs 3 and 4 of section IV shall remain unchanged and in full force and effect):

1. **Commerce One License Grant to SAP**

    a. Subject to the terms and conditions hereof, for the period commencing as of the Effective Date and ending December 31, 2003 (herein, the "License Period"), Commerce One will grant SAP: (i) a royalty-free, nonexclusive, nonsublicensable (except as provided for herein), nontransferable license to distribute (via website download or with SAP product sales) the components of MarketConnect (also referred to as "MarketSet Connector" by SAP, but referred to herein as "MarketConnect") developed by Commerce One (XDKPro and Versioning Library, collectively "the

Commerce One Components") on an OEM basis as part of MarketConnect, Messaging System or other SAP product offerings; and (ii) with respect to the Sonic Software code or other third party software included in the Commerce One Components ("Third Party Software"), a nonexclusive, nonsublicensable (except as provided for herein), nontransferable license to distribute the Third Party Software on an OEM basis as part of MarketConnect, Messaging System or other SAP product offerings. Such license to the Third Party Software shall be subject to the restrictions set forth in the relevant third party software license agreements, which restrictions are set forth on Exhibit A, which are incorporated by reference as though fully set forth herein. SAP may sublicense the Commerce One Components and Third Party Software to its distributors, provided that all such distributors are bound in writing, for the benefit of Commerce One and its licensors, to the restrictions set forth in this section IV and on Exhibit A.

b. SAP shall distribute the Commerce One Components pursuant to a mutually agreed license agreement. SAP further agrees that it will not decompile, disassemble, decode, extract, reverse translate or reverse engineer the Commerce One Components and that it will not permit end users to do so, unless such acts are mandatorily permitted under applicable local law. During the License Period, Commerce One will use commercially reasonable efforts to maintain the relevant pass-through OEM licensing rights from any third parties that are in place between Commerce One and such third parties relating to Third Party Software as of the date of execution of this Amendment.

2. SAP License Grant to Commerce One

a. In consideration of the foregoing license rights set forth in section II(1) above and in lieu of license fees for such grant, SAP hereby grant to Commerce One for the term of the License Period a royalty-free, nonexclusive, nonsublicensable (except as provided for herein), nontransferable license to distribute (via website download or with Commerce One product sales) the components of MarketConnect developed by SAP (including without limitation Business Connector and xCBL mappings), including any third party software included therein (including without limitation any software from Webmethods) (collectively, "the SAP Components") on an OEM basis as part of MarketConnect or other Commerce One product offerings. Commerce One may sublicense the SAP Components to its distributors, provided that all such distributors are bound in writing, for the benefit of SAP and its licensors, to the restrictions set forth in this section II(2). Until April 1, 2003, Commerce One may direct its customers to SAP's website to download MarketConnect. Thereafter, such distribution shall be directly from Commerce One or its exchange operators or distributors.

b. Commerce One shall distribute the SAP Components pursuant to a mutually agreed license agreement. Commerce One further agrees that it will not decompile, disassemble, decode, extract, reverse translate or reverse engineer the SAP Components and that it will not permit end users to do so, unless such acts are mandatorily permitted under applicable local law. During the License Period, SAP will use commercially reasonable efforts to maintain the relevant pass-through OEM licensing rights from any third parties relating to third party software contained in the SAP Components that are in place between SAP and such third party as of the date of execution of this Amendment.

3. **Support and Maintenance for MarketConnect**

   a. For clarification, SAP shall continue to pay Commerce One for maintenance and support fees relating to license rights granted to SAP prior to September 30, 2002 through September 30, 2003 pursuant to section IV of Amendment 4 as stated in paragraph 3 thereof.

   b. With respect to license rights granted pursuant to section II(1) and (2) of this Amendment, support and maintenance shall be provided as follows:

      i. Support: For the period of January 1, 2003 through March 31, 2003, SAP shall continue to provide first and second level support for MarketConnect and the parties shall share the provision of third level support. From April 1, 2003 through the remainder of the License Period, the parties will endeavor to have their MarketSite or MarketSet exchange providers enabled to provide relevant first and second level support and the parties shall each be only required versus each other to provide third level support for their respective components. All support obligations of both parties toward each other shall terminate as of the end of the License Period, unless explicitly agreed otherwise between the Parties.

      ii. Maintenance: Each party shall maintain its own components of MarketConnect (including provision of relevant patch distribution, etc.) as appropriate.

      iii. Neither party shall receive any support or maintenance fees from the other party for the foregoing support and maintenance during the License Period.

4. **License Fees related to MarketConnect.**

   a. Neither party shall pay the other license fees for the foregoing license grants during the License Period. The parties shall agree upon appropriate pricing for MarketConnect distribution via their exchange operators by no later than April 1, 2003.

III.   **Resolution of Outstanding Items**

The parties agree to resolve various outstanding payment issues pertaining to certain customers in the manner reflected on: 1) the settlement chart attached as Exhibit A; 2) the chart on Exhibit B reflecting a summary of the matters detailed on Exhibit A; and 3) Exhibit C detailing the parties' settlement pertaining to CorProcure. Both parties agree to make any required payments pursuant to Exhibits A and B in a timely and expeditious manner. To the extent such resolution requires payment by a subsidiary of SAP AG to Commerce One, SAP AG will ensure that such subsidiary acts in accordance with the terms of this Agreement. In exchange for such payment and resolution, each party (on its own behalf and on behalf of its respective subsidiaries and affiliates) hereby agrees to release and discharge the other party, its respective directors, officers, employees, subsidiaries, affiliates, assigns and successors-in-interest from any and all claims, demands, or causes of action of any kind, known or unknown, solely relating to such matters pertaining to such customers ("the Claims") and each party hereby waives any and all such Claims. Each party has been fully advised by its attorney of the contents of section 1542 of the Civil Code of the State of California, and each party expressly waives that section and the benefits thereof. Section 1542 reads as follows: *"A general release does not extent to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."*

IV.   **Press Release relating to MarketSet 3.0 availability**

Commerce One acknowledges and agrees that SAP will issue a press release relating to the general availability of MarketSet 3.0 upon its release for customer shipment by SAP, subject to prior approval of such press release by Commerce One, which shall not be unreasonably withheld or delayed by Commerce One. SAP acknowledges and agrees that it is Commerce One´s wish that this press release shall not be made as a joint press release of both SAP and Commerce One but rather as an SAP press release only, and SAP will act accordingly in its preparation of the press release.

[Signature Block on Following Page.]

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to enter into this Amendment effective on the Effective Date.

COMMERCE ONE, INC.

By: _____/s/ Charles Boynton_____
Name: _____Charles Boynton_____
Title: _____CFO_____

SAP AG

By: _____/s/ Ezra Oswald_____   By: ____/s/ ppa. Dr. Bernd-Uwe Pagel
Name: _____Ezra Oswald_____   Name: ___Bernd-Uwe Pagel_____
Title: __Member Exec. Board_____   Title: ___SVP Marketplaces_____

Commerce One / SAP -EMEA Accounts Payables Dispute Settlement						
	Dispute			Settlement		Description
	CMRC AP	SAP AP		CMRC AP	SAP AP	
Invoice receiver	USD	USD	%	USD	USD	Dispute/Settlement Position
eUtilia						eUtilia - Netherlands
eUtilia Total	223,957.93		50%	111,978.97	0.00	Final Settlement: CMRC Inc pays SAP AG $111,978.97
TPSA						TPSA - Polish Telecom
TPSA Total		198,720.66	100%	0.00	198,720.66	Final Settlement: SAP Polska pays CMRC Inc $198,720.66
Centrade*						Centrade - Czech Republic
Centrade Total*		25,274.68	0%	0.00	0.00	Final Settlement: Waive invoiced amounts
SA Telkom*						Telkom - South Africa
SA Telkom Total-1*		66,351.75	50%		33,175.88	Final Settlement : SAP Africa pays CMRC Inc $33,175.88
SA Telkom Total-2*	129,621.71		100%	129,621.71		CMRC Inc pays SAP Africa $129,621.71
Not-Invoiced (NI)						
NI - PlasticsGrid						PlasticsGrid - Sweden
NI - PlasticsGrid Total	49,169.05		50%	24,584.53	0.00	Final Settlement CMRC Inc pays SAP Svenska $24,584.53
NI - Centrade*						Centrade - Czech Republic
NI - Centrade Total	44,000.00	44,024.00	0%	0.00	0.00	Final Settlement: Waive not-invoiced amounts

				Settlement Summary	
		266,185.21		Total due from CMRC to SAP	
			231,896.54	Total due from SAP to CMRC	

Commerce One / SAP - Accounts Payables Dispute Settlement					
Invoice	Dispute CMRC AP USD	Dispute SAP AP USD	Settlement CMRC AP USD	Settlement SAP AP USD	Payment description and actions
eUtilia Total	223,957.93		111,978.97	0.00	C1 pays US$ 111,978.97 to SAP AG
TPSA Total		198,720.66	0.00	198,720.66	SAP Polska pays US$ 198,720.66
Centrade I		25,274.68		0.00	No payment due
Centrade II	44,000.00	44,024.00	0.00	0.00	No payment due
SA Telkom Total*	129,621.71	66,351.75	129,621.71	33,175.88	C1 pays SAP Africa US$ 129,621.71. SAP Africa pays C1 US$ 33,175.88. Both parties to collaborate and seek collection of Phase 0 remuneration from end customer
PlasticsGrid Total	49,169.05		24,584.53		C1 pays US$ 24,584.53 to SAP Svenska

Exhibit C

CorProcure Settlement:

a)   To resolve any outstanding matters pertaining to CorProcure, Commerce One agrees to provide support to SAP as provided in the SAA for Corprocure through June 30, 2003 (the "CorProcure Support Period") free of charge. Because CorProcure is on MarketSet 2.0, a version that is being sunsetted by Commerce One in December 31, 2002 and would therefore normally be subject to additional extended support fees, the parties agree that SAP will specifically identify Corprocure as the customer when a support request is made on their behalf.

b)   To the extent requested by CorProcure, Commerce One agrees to offer to CorProcure extended support for Marketset 2.0 beyond June 30, 2003 subject to Commerce One's then current general extended support conditions for such version (including payment therefore), to the extent that any such terms are generally offered to Commerce One's customer base at the time of such request.